EX-(j)(1)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 32 to Registration Statement No. 33-65690 on Form N-1A of our report dated July 29, 2010, relating to the financial statements and financial highlights of PNC Advantage Funds, including the PNC Advantage Institutional Money Market Fund, PNC Advantage Institutional Government Money Market Fund, and PNC Advantage Institutional Treasury Money Market Fund, appearing in the Annual Report on Form N-CSR of PNC Advantage Funds, for the year ended May 31, 2010, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Financial Statements” and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, all of which are part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
September 28, 2010